SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 24, 2017

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips appoints Egbert van Acht as Chief Business Leader of the Personal Health businesses, and proposes to appoint Marnix van Ginneken as member of the Board of Management”, dated August 24, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 24th day of August, 2017.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(General Secretary)

Press Information

August 24, 2017

Philips appoints Egbert van Acht as Chief Business Leader of the Personal Health businesses, and proposes to appoint Marnix van Ginneken as member of the Board of Management

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG; AEX: PHIA) today announced that Egbert van Acht, who currently leads Philips’ Health & Wellness business group, will succeed Pieter Nota as Chief Business Leader of Philips’ Personal Health businesses, effective October 1, 2017. In this role, Mr. Van Acht will join Philips’ Executive Committee, reporting to CEO Frans van Houten.

In line with the previous announcement on July 20, 2017, Pieter Nota will resign from Philips’ Board of Management and Executive Committee, per October 31, 2017, and join a listed company in another industrial sector in 2018.

Philips’ Supervisory Board intends to propose at an Extraordinary General Meeting of Shareholders (EGM), to be held on October 20, 2017, to appoint Marnix van Ginneken, Philips’ Chief Legal Officer and member of Philips’ Executive Committee, as a member of the Board of Management. The appointment of Mr. Van Ginneken is recommended in view of the important role he has played in the Executive Committee since 2014, providing valuable contributions on a wide array of subjects. His broad knowledge of Philips and his vast international corporate governance expertise make him an excellent candidate to complement the Board of Management.

“I am very pleased to announce Egbert van Acht as the new Chief Business Leader for our Personal Health businesses,” said Frans van Houten, CEO of Royal Philips. “In the past seven years, he has led a threefold growth in sales and strong improvement in profitability of the Health & Wellness business group. He has also played a very active role in building a culture of performance in our Personal Health businesses. I am also very pleased that in Marnix van Ginneken, we have found an excellent candidate for our Board of Management with broad and deep knowledge from within the company. I look forward to a seamless Personal Health leadership transition that will be enabled by the support that Pieter Nota will be providing, as well as the EGM later this year.”

Philips convened the EGM today, which will be held at the Hilton Amsterdam hotel, Apollolaan 138, in Amsterdam on Friday October 20, 2017, and will begin at 9:30 hours am CET. Click on this link to view the agenda, explanatory notes and other meeting materials of the EGM.

August, 2017 Page: 2

Mr. Van Acht (Dutch, 1965) joined Philips in 2002 from Procter & Gamble, and held various management positions including the role of Chief Marketing Officer for Philips’ former Consumer Lifestyle business. He subsequently assumed the Sales Leadership role for Western Europe and North America for this business. In 2010, Mr. Van Acht became the Business Leader of Philips’ Health & Wellness business group, which comprises the Oral Healthcare and Mother & Child Care businesses. He holds a Master of Sciences degree in Marketing, Finance and Business Strategy from the University of Bath and is a Bachelor of Business Administration (BBA) at Nyenrode Business University.

Mr. Van Ginneken (Dutch/American, 1973) joined Philips in 2007, having worked at AkzoNobel and in private practice before. After his responsibility as Head of Group Legal, he became Philips’ Chief Legal Officer and member of the company’s Executive Committee in 2014. Mr. Van Ginneken holds a law degree from the University of Utrecht and is professor of international corporate governance at the Erasmus University Rotterdam.

Additional information on Philips’ Supervisory Board, Board of Management and Executive Committee can be found here.

For further information, please contact:

Steve Klink

Philips Group Press Office

Tel.: +31 6 10888824

E-mail: steve.klink@philips.com

Ksenija Gonciarenko

Philips Investor Relations

Tel.: +31 20 5977055

E-mail: ksenija.gonciarenko@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2016 sales of EUR 17.4 billion and employs approximately 71,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements

This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include

August, 2017 Page: 3

statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.